FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC ANNUAL RESULTS 2014
AUDIO WEBCAST AND CONFERENCE CALL

There will be an audio webcast presentation and conference call today for investors and analysts. The speakers will be: Douglas Flint, Group Chairman; Stuart Gulliver, Group Chief Executive; and Iain Mackay, Group Finance Director.

A copy of the presentation to investors and analysts is attached and is also available to view and download at http://www.hsbc.com/investor-relations.
http://www.rns-pdf.londonstockexchange.com/rns/5399F_-2015-2-22.pdf

Full details of how to access the conference call appear below and details of how to access the webcast can also be found at: http://www.hsbc.com/investor-relations.

Time: 06.00 (in New York); 11.00 (in London); and 19.00 (in Hong Kong).

Conference call access numbers:
Restrictions may exist when accessing free phone/toll-free numbers using a mobile telephone.

Passcode: HSBC

	Toll	Toll-free
UK	+44 (0) 1452 587606	0808 238 0228
US	+1 917 677 7534	1 866 220 1429
Hong Kong	+852 3070 4996	800 905 704
International	+44 (0) 1452 587606

Replay access details (available until Monday, 23 March 2015):

Passcode: 65138441#

	Toll	Toll-free
UK	0844 338 6600	0800 953 1533
US	+1 631 510 7499	1 866 247 4222
Hong Kong	+852 5808 5558	800 901 393
International	+44 (0) 1452 550000

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,100 offices in 73 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,634bn at 31 December 2014, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                      Date: 23 February 2015